Exhibit 12.1

Otonomy, Inc

Statement Regarding the Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016, 2015. As the ratios of earnings to fixed charges indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of an estimate of the interest portion of rent expense. Amounts shown are in thousands except the ratio.

	Six Months Ended	Year Ended December 31,
	June 30, 2018	2017	2016	2015
Earnings
Net loss	$(24,977)	$(90,130)	$(110,583)	$(61,668)
Add: fixed charges	817	1,635	361	235

Earnings as defined	$(24,160)	$(88,495)	$(110,222)	$(61,433)

Fixed Charges:
Estimated interest component of rent expense (1)	817	1,635	361	235

Total fixed charges	$817	$1,635	$361	$235

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A
Deficiency of earnings to cover fixed charges	$(24,977)	$(90,130)	$(110,583)	$(61,668)

(1)

Represents the estimated portion of operating lease rent expense that is considered by us to be representative of interest (50% of the rent expense on the facility leased in December 2016 and 33% of other rent expense)

(2)	Our earnings were insufficient to cover fixed charges for the periods indicated in the table above and we are unable to disclose a ratio of earnings to fixed charges for such periods.